Regulatory Announcement

RECEIVED

2007 MAY 23 A 10:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

07023762

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:26 11-May-07
Number	4977W

RNS Number:4977W
Tesco PLC
11 May 2007

SIP - ORDINARY SHARE PURCHASE

SUPPL

11 May 2007

Tesco PLC

Tesco PLC (the 'Company') was notified today that the Trustees of the Tesco Employee Share Incentive Plan purchased 15,000,000 Ordinary shares of 5p each in the Company at an average price of 469.581p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DTR 3.1.4(1)(a) and DTR 3.4.1 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 01992 644608

PROCESSED
MAY 25 2007
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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